UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SUNPOWER CORPORATION
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 867652 406
(CUSIP Number) Global Infrastructure Management, LLC Attention: Julie Ashworth 1345 Avenue of the Americas, 30th Floor, New York, New York 10105 (212) 315-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Global Infrastructure Investors III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person OO

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons GIP III Sol Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person OO

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons GIP III Sol Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person PN

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

1.	Names of Reporting Persons Global Infrastructure GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 87,955,456 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 87,955,456 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.5%*
14.	Type of Reporting Person PN

* Percentage calculated based on 174,092,855 shares of Common Stock outstanding as of July 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 9, 2022 (the “Filing”), by the Reporting Persons relating to the shares of Common Stock of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

GIP Sol has acquired from TotalEnergies Solar Intl SAS and TotalEnergies Gaz & Electricité Holdings France SAS (together, the “Sellers”) 50% less one unit of a newly formed Delaware limited liability company, Sol Holding, LLC (“HoldCo”), as partial consideration for the sale by GIP III Zephyr Midco Holdings, LLC to TotalEnergies Renewables USA, LLC (“TotalEnergies Renewables”) of 50% of the equity interests in Zephyr Holdings, L.P., which in turn owns all of the equity interests in GIP III Zephyr Acquisition Partners, L.P. and Clearway Energy Group (each of which indirectly or directly beneficially owns shares of Class A common stock and Class C common stock of Clearway Energy, Inc.). HoldCo directly holds the shares of Common Stock of the Issuer. The acquisition of the HoldCo units described above is referred to herein as the “Transaction.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Following the satisfaction of certain material contingencies to the closing of the Transaction, by virtue the respective governance rights that Sellers and GIP Sol each have over HoldCo, both the Sellers or their affiliates, as the case may be, and GIP Sol, may be deemed to share beneficial ownership of all of the shares of Common Stock that were previously owned by the Sellers. Following the closing of the Transaction, Sellers and GIP Sol also each have certain other governance rights related to HoldCo, including without limitation with respect to the exercise of director nomination rights held by the Reporting Persons with respect to the board of the directors of the Issuer, as further described in Item 6 herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Letter Agreement

In connection with the completion of the Transaction, TotalEnergies Renewables, GIP Sol and HoldCo entered into a Letter Agreement (the “Letter Agreement”), dated as of September 12, 2022, concerning certain governance rights with respect to HoldCo and the shares of Common Stock held directly by HoldCo. Specifically, TotalEnergies Renewables and GIP Sol have agreed to, among other things, take all actions necessary to cause HoldCo to designate and elect to the Issuer’s Board of Directors such individuals as the HoldCo is entitled to appoint pursuant to the Affiliation Agreement (as defined therein); provided, however, that for so long as HoldCo is entitled to appoint at least five (5) directors to the Issuer’s Board of Directors, GIP Sol shall have the right to appoint two (2) of such five (5) directors.

The Letter Agreement also contains certain provisions on voting and on the transfer of HoldCo LLC interests (“Units”) and shares of Common Stock. These provisions include: (x) a prohibition on transfer of Units for (i) one year after the closing of the Transaction or (ii) in a manner that violates the transfer restrictions contained in the Affiliation Agreement; (y) certain rights of first offer and tag-along rights in the event of any proposed transfer of any Units; and (z) provisions governing any potential take private of the Issuer or similar transaction.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified by the full text of such agreement, which is filed as an exhibit hereto.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
2.	Letter Agreement, dated as of September 12, 2022, by and among TotalEnergies Renewables USA, LLC, GIP III Sol Acquisition, LLC and Sol Holding, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

GLOBAL INFRASTRUCTURE GP III, L.P. By: Global Infrastructure Investors III, LLC, its general partner:

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GIP III SOL ACQUISITION, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	President

GIP III SOL HOLDINGS, L.P. By: Global Infrastructure GP III, L.P., its general partner

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Partner